UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on May 27, 2020

DATE, TIME AND PLACE: On May 27, 2020, at 10 a.m., by audioconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) has met, with the attendance of totally of its members.

CALL NOTICE AND NOTICE: Held in accordance with article 16, §1 of the Company's Bylaws.

MEETING BOARD: Mr. Álvaro Antonio Cardoso de Souza, Chairman. Mr. Daniel Pareto, Secretary.

AGENDA:  Approve, according to the documents received for evaluation, the amendment to the Internal Regulations of the Board of Directors, the Audit Committee and the Risks and Compliance Committee.

RESOLUTIONS: After due clarification, it was recorded in the minutes that (a) the changes aim to adjust the Regulations: (i) to the guidelines of the Group Subsidiary Governance Model 2019; (ii) to the rules of the Central Bank of Brazil published since its last review; and (iii) in the case of the Internal Regulation of the Audit Committee, to the Board of Directors and Advisory Committees Regulation standards. It was also stated that: (a) the amendments to the Internal Regulation of the Risks and Compliance Committee were approved electronically by the Risk and Compliance Committee on April 28, 2020; and (b) the amendments to the Audit Committee's Internal Regulation were approved electronically by the Audit Committee on May 5, 2020. The new versions of the regulations of the Board of Directors, the Audit Committee and the Risk and Compliance Committee were approved unanimously. Finally, the Board of Directors authorized the Executive Management to perform all acts necessary to disclose the Regulations now approved, in accordance with the applicable legal and regulatory provisions.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Mr. Álvaro Antônio Cardoso de Souza, Chairman. Mr. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice Chairman; Mrs.Deborah Stern Vieitas, Mrs. Deborah Patricia Wright, Mr. José Antonio Alvarez Alvarez, Mr. José de Paiva Ferreira, Mr. José Maria Nus Badía e Mrs. Marília Artimonte Rocca – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 27, 2020

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer